EXHIBIT 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

THE THOMSON CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
The following management’s discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations for the year ended December 31, 2006, compared to the preceding two fiscal years. We recommend that you read this discussion and analysis in conjunction with our consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP, and the related notes to those financial statements. All dollar amounts in this discussion are in U.S. dollars unless otherwise specified. Unless otherwise indicated, references in this discussion to “we,” “our” and “us” are to The Thomson Corporation and its subsidiaries. In addition to historical information, this management’s discussion and analysis contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from those reflected in the forward-looking statements. Some of these factors include those identified in the section entitled “Forward-Looking Statements” on page 45 of this management’s discussion and analysis and in the “Risk Factors” section of our annual information form, which is also contained in our annual report on Form 40-F. This management’s discussion and analysis is dated as of February 23, 2007.
OVERVIEW
Our Business and Strategy
We are one of the world’s leading information services providers to business and professional customers. Our target customers are knowledge workers whose expertise in particular markets is critical to the success of economies throughout the world. As economies evolve and become more global, we believe that the needs of knowledge workers will continue to grow.

We generate revenues by supplying knowledge workers with business-critical information solutions and services. We make our information more valuable by adding expert analysis, insight and commentary, and couple it with software tools and applications that our customers can use to search, compare, synthesize and communicate the information. To further enhance our customers’ workflows, we deliver information and services electronically, integrate our solutions with our customers’ own data and tailor the delivery of information to meet specific customer needs. As we integrate critical information with analysis, tools and applications, we place greater focus on the way our customers use our content, rather than simply on selling the content itself, and are moving from just informing our customers to enabling their decisions. We believe our ability to embed our solutions into our customers’ workflows is a significant competitive advantage as it leads to strong customer retention and barriers to entry for competitors. Over time, we believe that these attributes translate into more pricing power, higher margins and better cash flow. Thus, our shift to workflow solutions is important to our growth and profitability.
As a global company, we are affected by economic and market dynamics, governmental regulations and business conditions for each market and country in which we operate. We have traditionally encountered competition in each of our markets from both large information providers and smaller niche market businesses. However, we now face an evolving competitive landscape. Certain of our traditional competitors are implementing solutions strategies of their own. In the future, other competitors could come from outside our traditional competitive set. For instance, Internet service companies and search providers could pose a threat to some of our businesses by providing more in-depth offerings than are currently available from such services. In response to this, we are continuing to move forward aggressively in segmenting our markets and developing solutions that will allow us to remain embedded in our customers’ workflows.
We strive for leadership positions in each market we serve in order to secure broad and deep market expertise. To maintain our leadership positions, we plan to continue to invest in our existing businesses and also to acquire new businesses. During the past few years, we have achieved efficiencies by leveraging resources within our various businesses, which has increased our profitability. We have had consistently strong cash flow generation, reflecting the strength of our businesses and the quality of our earnings, as well as contributions from operating efficiencies and improvements in our use of working capital.
Throughout 2006, our operations were organized into four market groups that were structured on the basis of the customers they served:
•	Thomson Legal & Regulatory - a leading provider of information solutions to legal, tax, accounting, intellectual property, compliance and other business professionals, as well as government agencies;

•	Thomson Learning - a leading provider of learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals;

•	Thomson Financial - a leading provider of products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management and fixed income sectors of the global financial community; and

•	Thomson Scientific & Healthcare - a leading provider of information and services to researchers, physicians and other professionals in the healthcare, academic, scientific, corporate and government marketplaces.
In October 2006, we announced our intention to divest the entirety of our Thomson Learning group, including those businesses serving the higher education, careers, library reference, corporate e-learning and e-testing markets. Therefore, we have restated our results and metrics for all years discussed throughout this management’s discussion and analysis to remove Thomson Learning. See the sections entitled “Dispositions” and “Discontinued operations” for further discussion.
In October 2006, we also announced that we would realign our remaining operations, effective January 1, 2007. While we had previously announced that we would manage our business along six business segments, we subsequently decided that our North American Legal and International Legal and Regulatory businesses will be managed as one segment to better serve our customers in those markets. As such, we will report on the following five business segments beginning with results for the first quarter of 2007:
•	Thomson Legal - a leading provider of workflow solutions to legal, intellectual property, compliance, business and government professionals throughout the world. Major brands include Westlaw, Aranzadi, BAR/BRI, Carswell, CompuMark, Thomson Elite, FindLaw, Gee, LIVEDGAR, Sweet & Maxwell and Thomson & Thomson;

•	Thomson Financial - a leading provider of products and integration services to financial and technology professionals in the corporate, investment banking, institutional, wealth management and fixed income sectors of the global financial community. Its flagship brand is Thomson ONE. Other major businesses and brands include AutEx, Baseline, Datastream, First Call, I/B/E/S, Investext, IR Channel, SDC Platinum, StreetEvents, Thomson Transaction Services and TradeWeb;

•	Thomson Tax & Accounting - a leading provider of integrated information and workflow solutions for tax and accounting professionals in North America. Major brands include Checkpoint, Creative Solutions and RIA;

•	Thomson Scientific - a leading provider of information and services to researchers, scientists and information professionals in the academic, scientific, corporate and government marketplaces. Major businesses and information solutions include Derwent World Patents Index, MicroPatent, Thomson Pharma, ISI Web of Science and Web of Knowledge; and

•	Thomson Healthcare - a leading provider of information and services to physicians and other professionals in the healthcare, corporate and government marketplaces. Major businesses and information solutions include Medstat, Micromedex, PDR (Physicians’ Desk Reference) and Solucient.
We have presented our results in this management’s discussion and analysis on the basis that we operated in 2006, but have provided supplemental financial information to assist with the understanding of our new operating structure that became effective on January 1, 2007. See the section entitled “Supplemental Information” for the segment results of our businesses as they will be managed and presented in 2007.

We also report financial results for a corporate and other reporting category, as well as discontinued operations. The Corporate and Other category principally includes corporate expenses, certain costs associated with our stock-related compensation, and, beginning in 2006, costs associated with the company’s THOMSONplus business optimization program, which are discussed in the section entitled “THOMSONplus.”
Percentage of Total 2006 Revenues
The following table summarizes selected financial information for 2006, 2005 and 2004, including certain metrics that are non-GAAP financial measures. Please see the section below entitled “Use of Non-GAAP Financial Measures” for definitions of these terms and references to the reconciliations of these measures to the most directly comparable Canadian GAAP measures.

	Year ended December 31,
(millions of U.S. dollars, except per share amounts)	2006		2005		2004(3)

Consolidated Statement of Earnings Data:
Revenues		6,641		6,173		5,686
Operating profit		1,258		1,172		1,062
Earnings from continuing operations (1)		919		662		642
Earnings from discontinued operations, net of tax		201		272		369
Net earnings (1)		1,120		934		1,011
Earnings per common share from continuing operations (1)		$1.41		$1.00		$0.97
Earnings per common share (1)		$1.73		$1.42		$1.54

Consolidated Balance Sheet Data:
Cash and cash equivalents		334		407		405
Total assets		20,132		19,434		19,645
Total long-term liabilities		5,912		6,364		6,600
Total shareholders’ equity		10,481		9,963		9,962

Dividend Data:
Dividends per common share (US$)		$0.880		$0.790		$0.755
Dividends per Series II preferred share (Cdn$)	C$	1.00	C$	0.77	C$	0.70

Other Data (2):
Adjusted earnings from continuing operations		864		687		581
Adjusted earnings per common share from continuing operations		$1.34		$1.05		$0.89
Net debt		3,741		3,646		3,689
Free cash flow		1,440		1,194		1,123

(1)	Results are not directly comparable due to certain one-time items. For more information, please see the “Results of Operations” section of this management’s discussion and analysis.

(2)	These are non-GAAP financial measures. See page 10 for definitions.

(3)	A full discussion of results for 2005 compared to 2004 is included in our management’s discussion and analysis for the year ended December 31, 2005. Significant trends and items affecting comparability over the three-year period are noted within this management’s discussion and analysis.

Revenues
The following graphs show the percentage of our 2006 revenues by media, type and geography.
Our revenues are derived from a diverse customer base. In 2006, 2005 and 2004, no single customer accounted for more than 2% of our total revenues.
By media. We use a variety of media to deliver our products and services to our customers. Increasingly, our customers are seeking products and services delivered electronically and are migrating away from print-based products. We deliver information electronically over the Internet, through dedicated transmission lines, CDs and handheld wireless devices. In 2006, electronic, software and services revenues represented 80% of our total revenues. This was the same percentage as in 2005, which had increased from 78% in 2004. Thomson Learning’s businesses have a higher percentage of revenues that are print-based. Since Thomson Learning’s revenues are no longer contained in the revenues for our continuing operations, the percentage of our total revenues derived from electronic, software and services has increased. In the long-term, we expect that electronic, software and services revenues as a percentage of our total revenues will gradually increase as we continue to emphasize electronic delivery, add solution-based and software-based acquisitions to our portfolio, and as markets outside North America continue to incorporate technology into their workflows. Electronic delivery of our products and services improves our ability to more rapidly and profitably provide additional products and services to our existing customers and to access new customers around the world.
By type. For each year from 2004 to 2006, approximately 82% of our revenues were generated from subscription or similar contractual arrangements, which we refer to as recurring revenues. Subscription revenues are from sales of products and services that are delivered under a contract over a period of time. Our subscription arrangements are most often for a term of one year, though increasingly they are for three year terms, after which they automatically renew or are renewable at the customer’s option. The renewal dates are spread over the course of the year. Because a high proportion of our revenues come from subscription and similar arrangements where our customers contract with us for a period of time, our revenue patterns are generally more stable compared to other business models that sell products in discrete or one-off arrangements. In the case of some of our subscription arrangements, we realize additional fees based upon usage.

By geography. We segment our revenues geographically by origin of sale in our financial statements. In 2006, 83% of our revenues were generated from our operations in North America, consistent with 2005 and 2004. In the long-term, we are striving to increase our revenues from outside North America as a percentage of our overall revenues. We can modify and offer internationally many of the products and services we have developed originally for customers in North America without excessive customization or translation. This represents an opportunity for us to earn incremental revenues. For some of the products and services we sell internationally, we incur additional costs to customize our products and services for the local market and this can result in lower margins if we cannot achieve adequate scale. Development of additional products and services and expansion into new geographic markets are integral parts of our growth strategy. While development and expansion present an element of risk, particularly in foreign countries where local knowledge of our products may be lacking, we believe that the quality and brand recognition of our products and services help to mitigate that risk.
We routinely update a number of our key products and services by adding functionality or providing additional services to our existing offerings to make them more valuable and attractive to our customers and, thereby, increase our revenues from existing customers. Because of the dynamic nature of our products and services, management does not find it useful to analyze large portions of our revenue base using traditional price versus volume measurements. As it is difficult to assess our revenue changes from a pure price versus volume standpoint when products are continually evolving, we limit these measurements to our analysis of more static products and service offerings.
Expenses
As an information provider, our most significant expense is labor. Our labor costs include all costs related to our employees, including salaries, bonuses, commissions, benefits, payroll taxes and stock-related compensation. Labor represented approximately 66% of our cost of sales, selling, marketing, general and administrative expenses (operating costs) in 2006 compared to approximately 65% in 2005 and 63% in 2004. No other category of expenses accounted for more than 10% of our operating costs in 2006, 2005 or 2004.
Acquisitions

Acquisitions play a key role in fulfilling our strategy. Our acquisitions are generally tactical in nature and primarily relate to the purchase of information, products or services that we integrate into our operations to broaden the range of our product and service offerings to better serve our customers. As alternatives to the development of new products and services, tactical acquisitions often have the advantages of faster integration into our product and service offerings and cost efficiencies. When integrating acquired businesses, we focus on eliminating cost redundancies and combining the acquired products and services with our existing offerings. We may incur costs, such as severance payments to terminate employees and contract cancellation fees, when we integrate businesses. In 2006, acquired businesses generated approximately one quarter of our total growth in revenues and a lesser portion of the growth in operating profit. Generally, the businesses that we acquired have initially had lower margins than our existing businesses.
During 2006, we completed 25 acquisitions at an aggregate cost of $0.7 billion including Solucient LLC, a provider of data and advanced analytics to hospitals and health systems, Quantitative Analytics, Inc., a provider of financial database integration and analysis solutions, and LiveNote Technologies, a provider of transcript and evidence management software to litigators and court reporters. In 2005 and 2004, we completed an aggregate of 60 acquisitions with total cash outlays of approximately $1.6 billion. The reduction in the number of acquisitions was primarily due to our continued focus in 2006 on portfolio optimization and integration of prior year acquisitions. In 2007, we expect our acquisition activity to continue as we evaluate opportunities that further the execution of our strategy. Upon completion of the divestiture of Thomson Learning, we will evaluate ways to deploy those proceeds in a manner that will result in long-term value creation for our shareholders.
In 2005 and 2004, acquired businesses generated a significant portion of the growth in our total revenues and a lesser portion of the growth in our operating profit. In 2005, our largest acquisition was Global Securities Information (GSI), a provider of online securities and securities-related information and research services. In 2004, our largest acquisitions were Information Holdings Inc. (IHI), a provider of intellectual property and regulatory information, for $445 million, net of cash and cash equivalents received, and TradeWeb, an online trading platform for fixed income securities, for $361 million, net of cash received, plus contingent payments of up to $150 million over a three-year period ending in 2007 based upon the achievement of certain growth targets. In 2006 and 2005, we paid in each year $50 million in contingent consideration associated with the TradeWeb acquisition.
Dispositions
As part of our continuing strategy to optimize our portfolio of businesses, to sharpen our strategic focus on providing electronic workflow solutions to business and professional markets and to ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, management decided to actively pursue the sale of a number of businesses. While each of the operations that we have decided to sell possess brand equity, a loyal customer base and talented employees, they do not provide the type of synergies that strengthen our core integrated information solutions. The most significant of these was the announcement of our intention to divest Thomson Learning via three independent sales processes, each on its own schedule:

1.	We agreed to sell NETg, a leading provider of continuing corporate education and training, to SkillSoft PLC. The sale is expected to be completed in the second quarter of 2007.

2.	We are currently seeking buyers for Prometric, a global leader in assessment services, through a competitive bidding process. We expect the sale of Prometric to be concluded in 2007.

3.	The competitive bidding for the higher education, careers and library reference businesses commenced in the first quarter of 2007.
Additionally, in 2006 we announced our intention to sell the following operations:
•	Our business information and news operations within Thomson Legal & Regulatory, which include Market Research and NewsEdge;

•	IOB, a Brazilian regulatory business within Thomson Legal & Regulatory;

•	Thomson Medical Education, a provider of sponsored medical education within Thomson Scientific & Healthcare;

•	Lawpoint Pty Limited, an Australian provider of print and online regulatory information services within Thomson Legal & Regulatory;

•	Law Manager, Inc., a software and services provider within Thomson Legal & Regulatory;

•	Peterson’s, a college preparatory guide in Thomson Learning;

•	the North American operations of Thomson Education Direct, a consumer-based distance learning career school in Thomson Learning; and

•	K.G. Saur, a German publisher of biographical and bibliographical reference titles serving the library and academic community in Thomson Learning.
We completed the sale of Law Manager in April and Lawpoint in June. The sales of Peterson’s and K.G. Saur were completed in July and August, respectively.
In August 2006, we completed the sale of American Health Consultants (AHC), a provider of medical education and publisher of medical newsletters, managed within Thomson Scientific & Healthcare.
Other than certain minor investments, there were no other dispositions in 2005. During 2004, we completed two dispositions. The most significant of these was the sale of our Thomson Media group in October 2004.
Our proceeds from the sales of discontinued operations in 2006, net of taxes paid, were $81 million. In 2005, we paid $105 million in taxes associated with discontinued operations sold in a prior year. In 2004, our proceeds from the sales of discontinued operations, net of taxes paid, were $474 million.
Results from all these businesses and operations have been reclassified to discontinued operations and prior periods have been restated. This means that revenues associated with these businesses and operations are excluded from our results which are discussed in this management’s discussion and analysis. Earnings of these businesses and operations, however, are reflected as earnings from discontinued operations, net of tax, for all periods. For more information, see the section entitled “Discontinued Operations.”
Additionally, over the past few years we have sold certain minority equity investments and businesses that did not qualify as discontinued

operations. Proceeds from these sales amounted to $88 million in 2006, $4 million in 2005 and $87 million in 2004.
THOMSONplus
In 2006, we formally announced the THOMSONplus program. THOMSONplus is a series of initiatives which will allow us to become a more integrated operating company by leveraging assets and infrastructure across all segments of our business. The program is expected to produce cost savings for our businesses by:
•	Realigning our business units into five segments;

•	Streamlining and consolidating certain functions such as finance, accounting and business systems;

•	Leveraging infrastructure and technology for customer contact centers;

•	Establishing low-cost shared service centers;

•	Consolidating certain technology infrastructure operations such as voice and data networks, data centers, storage and desktop support; and

•	Re-engineering certain product development and production functions and realigning particular sales forces within our business segments.
To accomplish these initiatives, we expect to incur approximately $250 million of expenses through 2009, primarily related to technology and restructuring costs and consulting services. Because THOMSONplus is a corporate program, expenses associated with it are reported within our Corporate and Other segment. At the completion of the program, we anticipate these initiatives will produce annual savings of about $150 million. These savings will largely be driven by improved efficiencies and effectiveness of procurement, supply chain management, financial reporting systems, including the implementation of a common enterprise resource planning (ERP) system, and platform integration across all market groups.
In 2006, we incurred $60 million of expenses associated with THOMSONplus consisting primarily of consulting fees and severance. The consulting costs primarily related to our efforts to deploy SAP as our company-wide ERP system, which will continue throughout 2007 and 2008. We estimate that we saved about $12 million in 2006 from the elimination of certain positions and the relocation of others to lower cost locations resulting from our establishment of a facility in Hyderabad, India to perform certain finance functions. These savings represented an annualized cost reduction of approximately $25 million. Additionally, we incurred $9 million of expenses associated with businesses that were reclassified to discontinued operations in 2006. These expenses consisted of severance and losses on vacated leased properties.
Because THOMSONplus is a series of initiatives, the timing of these costs and savings may shift between different calendar years. However, based on current estimates, we expect to incur expenses of approximately $100 million in 2007, $50 million in 2008 and $30 million in 2009. As a return on this investment, we expect to generate savings of approximately $50 million in 2007, $90 million in 2008 and should reach our targeted savings of about $150 million per year at the beginning of 2009.
Seasonality
With the pending divestiture of Thomson Learning, our results will become less seasonal than previously reported. However, in terms of revenues and profits, the first quarter will continue to be proportionately the smallest quarter for us and the fourth quarter will be our largest, as certain product releases are concentrated at the end of the year, particularly in the regulatory markets. Costs will continue to be incurred more evenly throughout the year. As a result, our operating margins will continue to generally increase as the year progresses. For these reasons, it may not be possible to compare the performance of our businesses quarter to consecutive quarter, and our quarterly results should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter of the previous year. While we report results quarterly, we view and manage our company from a longer-term perspective. See the section entitled “Quarterly Information” for our restated quarterly results reflecting all of our Learning businesses as discontinued operations.
USE OF NON—GAAP FINANCIAL MEASURES
In addition to our results reported in accordance with Canadian GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance and financial position. We use these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. We have historically reported non-GAAP financial results, as we believe their use provides more insight into our performance. The following discussion defines the measures that we currently use and explains why we believe they are useful measures of our performance, including our ability to generate cash flow:
•	Adjusted earnings and adjusted earnings per common share from continuing operations. We measure our earnings attributable to common shares and per share amounts to adjust for non-recurring items, discontinued operations and other items affecting comparability, which we refer to as adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations. We use these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders.

In interim periods, we adjust our reported earnings and earnings per common share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to the consolidated pre-tax income of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income. Because the seasonality of our businesses impacts our geographical mix of profits in interim periods and therefore distorts the reported effective tax rate, we believe that using the expected full-year effective tax rate provides a more meaningful comparison among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year income taxes or on cash taxes paid.

See the reconciliation of this measure to the most directly comparable Canadian GAAP measure on page 15 and 23.

•	Net debt. We measure our net debt, which we define as our total indebtedness, including associated fair value hedging instruments (swaps) on our debt, less cash and cash equivalents. Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the associated fair market value of cash flow hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure on page 24.

•	Free cash flow. We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure on page 28.
These and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. You should not view these measures as alternatives to net earnings, total debt, cash flow from operations or other measures of financial performance calculated in accordance with GAAP. We encourage you to review the reconciliations of these non-GAAP financial measures to the most directly comparable Canadian GAAP measure within this management’s discussion and analysis.
While in accordance with Canadian GAAP, our definition of segment operating profit may not be comparable to that of other companies. We define segment operating profit as operating profit before the amortization of identifiable intangible assets. We use this measure for our segments because we do not consider amortization to be a controllable operating cost for purposes of assessing the current performance of our segments. We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues.
We report depreciation for each of our market groups within the section below entitled “Additional Information.”
RESULTS OF OPERATIONS
The following discussion compares our results for the fiscal years ended December 31, 2006, 2005 and 2004 and for the three-month periods ended December 31, 2006 and 2005 and provides analyses of results from continuing operations and discontinued operations.
Basis of Analysis
Our results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from operations classified as discontinued. Results from operations that qualify as discontinued operations have been reclassified to that category for all periods presented. Please see the section below entitled “Discontinued Operations” for a discussion of these operations. In analyzing the results of our operating segments, we measure the performance of existing businesses and the impact of acquired businesses and foreign currency translation.
The following table summarizes our consolidated results for the years indicated.

	Year ended December 31,
(millions of U.S. dollars, except per share amounts)	2006	2005	2004

Revenues	6,641	6,173	5,686
Operating profit	1,258	1,172	1,062
Operating profit margin	18.9%	19.0%	18.7%
Net earnings (1)	1,120	934	1,011
Diluted earnings per common shares (1)	$1.73	$1.42	$1.54

(1)	Results are not directly comparable due to certain one-time items.

Revenues. In 2006, revenues increased 8% comprised of the following:
•	6% from higher revenues of existing businesses;

•	2% from contributions of newly acquired businesses; and

•	a negligible impact from foreign currency translation.
For our existing businesses, revenue growth was exhibited in all our market groups, reflecting customer demand for our integrated solutions and overall growth in the markets we serve. Contributions from acquired businesses were primarily related to Quantitative Analytics, Inc. and AFX News in our Thomson Financial market group and Solucient and MercuryMD in our Thomson Scientific & Healthcare market group.
Revenues in 2005 grew 9% comprised of contributions from acquired businesses and growth from existing businesses, as foreign currency translation had a minimal impact. Contributions from acquired businesses were primarily related to Information Holdings Inc. (IHI) in Thomson Scientific & Healthcare and TradeWeb in Thomson Financial. See the analysis of our segment results for further discussions of our revenue growth.
Operating profit. In 2006, operating profit rose 7% primarily due to the increase in revenues. The operating profit margin decreased slightly compared to the prior year as the effects of scale were offset by higher corporate costs resulting from our THOMSONplus program, increased pension and other defined benefit plans expense and higher stock-related compensation expense. See the section entitled “THOMSONplus” for a discussion of the program’s initiatives and the section entitled “Corporate and Other” for discussion of its associated costs.
The increase in operating profit in 2005 reflected higher revenues due to contributions from existing and acquired businesses. The operating profit margin increased slightly as the impact of increased revenues more than offset higher pension and other defined benefit plans expenses, and severance and other charges associated with the outsourcing and reorganization of certain functions within our human resources department. Improvement in our operating margin was tempered by the inclusion in 2004 results of $19 million of insurance recoveries related to September 11, 2001.
Depreciation and amortization. Depreciation in 2006 increased $25 million, or 6%, compared to 2005. This increase reflected recent acquisitions and capital expenditures. Amortization increased $6 million, or 3%, compared to 2005, as increases due to the amortization of newly acquired assets were partially offset by decreases arising from the completion of amortization for certain intangible assets acquired in previous years.
Depreciation in 2005 approximated that of 2004 primarily due to the timing and limited growth of capital expenditures. Amortization increased $29 million, or 14%, due to the amortization of newly acquired assets in 2005 and the full-year effect of those acquired in 2004.
Net other income/expense. Net other income in 2006 of $1 million primarily consisted of gains on the sales of certain equity investments offset by charges associated with a legal reserve. In the fourth quarter of 2006, we established a legal reserve of $36 million representing our portion of a cash settlement related to the Rodriguez v. West Publishing Corp. and Kaplan Inc. case. If the settlement is approved by the court, we expect to pay this amount later in 2007.

Net other expense in 2005 was $28 million, which primarily represented a loss associated with the early redemption of certain debt securities of $23 million (discussed in the section below entitled “Financial Position”) and a charge of $15 million to reduce the carrying value of one of our equity investments to its fair value, partially offset by income from equity investments and gains from the sale of certain other investments.
In 2004, net other income of $2 million primarily consisted of a $35 million gain on the sale of an investment and a $14 million gain on the sale of a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by our controlling shareholder. These gains were partially offset by a $53 million loss associated with our early redemption of certain debt securities (discussed in the section entitled “Financial Position”).
Net interest expense and other financing costs. In 2006, our net interest expense and other financing costs approximated that of the prior year. In 2005, these costs declined 5% primarily due to the refinancing of certain debt securities in 2005 and the full-year effect of an earlier refinancing of debt in 2004 (discussed in the section entitled “Financial Position”).
Income taxes. Our income tax expense in 2006 represented 11.5% of our earnings from continuing operations before income taxes. This compares with effective rates of 28.3% in 2005 and 22.6% in 2004. Our effective income tax rate is lower than the Canadian corporate income tax rate of 35.4% (2005 and 2004, 36.0%), due principally to the lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside Canada. Specifically, while we generate revenues in numerous jurisdictions, our tax provision on earnings is computed after taking account of intercompany interest and other charges among our subsidiaries resulting from their capital structure and from the various jurisdictions in which operations, technology and content assets are owned. For these reasons, our effective tax rate differs substantially from the Canadian corporate income tax rate. Our income tax expense was further impacted by certain one-time items and the accounting for discontinued operations in 2006, 2005 and 2004 as described below.
•	In 2006, we increased valuation allowances against deferred tax assets by $42 million which increased our tax rate by 4%, The net change in the valuation allowance included benefits associated with our Thomson Learning market group which, under the requirements of discontinued operations accounting, were not allowed to be reclassified to discontinued operations along with the other results for the business. The impact of including the benefits related to Thomson Learning market group in our continuing operations tax charge reduced our effective tax rate by 3% in 2006, and 2% in 2005 and 2004.

•	In 2005, we released $98 million of contingent income tax liabilities based upon the outcome of certain tax audits of prior year periods. Additionally, we repatriated a substantial portion of certain of our subsidiaries’ accumulated profits. The repatriation was related to the recapitalization of these subsidiaries, which was effected through intercompany financing arrangements. We incurred a one-time tax charge of $125 million in connection with this repatriation, which reduced our cash flow from operations and our net earnings in the fourth quarter by the same amount. The net effect of both of these one-time tax items was a $27 million increase in the tax provision for the full year of 2005.

•	The 2004 income tax provision included a benefit resulting from the release of a valuation allowance of $41 million related to new legislation in the United Kingdom.
The balance of our deferred tax assets at December 31, 2006 was $1,347 million compared to $1,197 million at December 31, 2005. Our deferred tax assets consist primarily of tax losses and other credit carryforwards, the majority of which can only be utilized against taxable income in Canada. In assessing the likelihood of using our deferred tax assets, we first offset them against deferred tax liabilities. We establish valuation losses for any remaining deferred tax assets that we do not expect to be able to use against deferred tax liabilities or future taxable income. Our valuation allowance against our deferred tax assets at December 31, 2006 was $442 million compared to $412 million at December 31, 2005. The net movement in the valuation allowance from 2005 to 2006 primarily relates to additional Canadian losses sustained in 2006 that we do not anticipate using because we expect to continue to incur losses in Canada.
In 2007, our businesses expect to continue with initiatives to consolidate the ownership of their technology platforms and content and we expect that a proportion of our profits will continue to be taxed at lower rates than the Canadian statutory tax rate. After giving effect to our ongoing asset consolidation initiatives, we expect our effective tax rate in 2007 to be in the 20% range. We believe our effective rate will be sustainable. However, our effective tax rate and our cash tax cost depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which we operate. Our ability to maintain a low effective tax rate will be dependent upon such laws and conventions remaining unchanged as well as the geographic mix of our profits. We are not aware of any significant changes in existing laws or conventions at this time that would cause our effective tax rate to increase.
See the section entitled “Contingencies” for further discussion of income tax liabilities.
Earnings attributable to common shares and earnings per common share. Earnings attributable to common shares were $1,115 million in 2006 compared to $930 million in 2005. Earnings per common share were $1.73 in 2006 compared to $1.42 in 2005. The increases in reported earnings and earnings per common share were the result of higher operating profit and lower tax expense due to the recapitalization of certain subsidiaries in the fourth quarter of 2005 and certain one-time items in 2005.
Earnings attributable to common shares were $930 million in 2005 compared to $1,008 million in 2004. Earnings per common share were $1.42 in 2005 compared to $1.54 in 2004. The decreases in reported earnings and earnings per common share were the result of gains on the sales of discontinued operations in 2004 and certain one-time items in both years, which more than offset increases in operating profit in 2005.
The results for each of these periods are not directly comparable because of certain one-time items, as well as the variability in discontinued operations due to the timing of dispositions. The following table presents a summary of our earnings and our earnings per common share from continuing operations for the periods indicated, after adjusting for items affecting comparability in each year.

(millions of U.S. dollars, except per common	Year ended December 31,
share amounts)	2006	2005	2004

Earnings attributable to common shares	1,115	930	1,008
Adjustments for one-time items:
Net other (income) expense	(1)	28	(2)
Tax on above item	(16)	(4)	1
Tax (benefits) charges	(33)	5	(57)
Discontinued operations	(201)	(272)	(369)

Adjusted earnings from continuing operations	864	687	581

Adjusted earnings per common share from continuing operations	$1.34	$1.05	$0.89

Our adjusted earnings from continuing operations for 2006 increased 26% compared to 2005 largely as a result of higher operating profit stemming from higher revenues and a lower effective tax rate, which more than offset costs associated with THOMSONplus as well as higher pension and other benefit plans expense and higher stock-related compensation expense. Our adjusted earnings in 2005 increased 18% compared to 2004 also as a result of higher operating profits offset by higher pension and other benefit plans expense.
Operating Results by Business Segment
Thomson Legal & Regulatory

	Year ended December 31,
(millions of U.S. dollars)	2006	2005	2004

Revenues	3,647	3,368	3,164
Segment operating profit	1,120	1,000	916
Segment operating profit margin	30.7%	29.7%	29.0%

2006 v. 2005
Thomson Legal & Regulatory’s financial performance in 2006 reflected the continued demand in the marketplace for online products and solutions. Revenues increased 8% comprised of the following:
•	7% from higher revenues of existing businesses;

•	1% from contributions of newly acquired businesses; and

•	a negligible impact from foreign currency translation.
Growth within our existing businesses reflected the strong performance of online services, consisting primarily of Westlaw, Checkpoint and our international online services, which increased 11% over the prior year. Revenue from sales of software and services increased 11% as a result of higher sales of tax and accounting software products and services at FindLaw and Tax Partners. These increases were partially offset by a decline in CD product revenues as customers continued to migrate to our online offerings. Contributions from acquired businesses reflected the results from LiveNote Technologies, a provider of transcript and evidence management software that brings new functionality to Westlaw Litigator, which is our integrated litigation platform, and several small acquisitions in 2006 that supplemented existing offerings.

Within our North American legal businesses, revenues increased 7% primarily due to higher online and services revenues. Westlaw revenue experienced growth in all of its major market segments: law firm, corporate, government and academic as a result of greater new sales. Revenues from services increased primarily due to higher sales at FindLaw. Within the tax and accounting group, revenues increased 12% as a result of higher online and software and services sales. Our Checkpoint online service revenue continued to increase significantly as a result of new sales and continued migration of customers from print to online products. Software revenues increased due to higher sales of our UltraTax and InSource offerings. Service revenues increased primarily as a result of higher sales and use tax outsourcing services at Tax Partners. Outside of North America, online revenues increased, particularly in Europe and Australia, due to higher customer demand for our products and the continued migration of our international customers from CD to online products.
The growth in segment operating profit and its corresponding margin was primarily a result of the revenue growth described above. The increase in the segment operating profit margin reflected the effects of scale in our existing businesses and a favorable product mix.
2005 v. 2004
In 2005, revenues increased 6% primarily due to higher revenues from existing businesses and, to a lesser extent, from contributions of newly acquired businesses. Within our existing businesses, growth reflected the strong performance of online services, consisting primarily of Westlaw, Checkpoint and our international online services, which increased 11% over 2004. Revenue from sales of software and services increased 14% reflecting strong growth from FindLaw, tax and accounting software products and acquired companies. These increases were partially offset by a slight decline in CD product revenues as customers continued to migrate to our online offerings. Contributions from acquired businesses reflected the results from 18 acquisitions in 2005. Among our acquired businesses in 2005 were GSI, a provider of securities and securities-related information and research services, which further enhanced our online offerings, and Tax Partners, LLC, a tax compliance service firm, which expanded our service offerings in the outsourcing solutions market.
In 2005, North American Westlaw revenue experienced growth in all of its major market segments: law firm, corporate, government and academic. Within our North American tax and accounting group, our Checkpoint online service revenues also increased. The revenue increases for both North American Westlaw and Checkpoint were driven by new sales and higher retention. FindLaw revenue increased as a result of new sales performance, as well as the impact of recent acquisitions. Outside of North America, online revenues increased, particularly in Europe, driven by higher customer demand for our solutions.
The growth in segment operating profit and its corresponding margin in 2005 resulted primarily from the revenue growth described above. The segment operating margin increased as the effects of scale in our existing businesses more than offset the impact of lower initial margins for certain acquired businesses.
Outlook
Growth in the overall legal information market remains modest but steady. We expect that customer spending worldwide on print products will remain constant, while spending on CD products will continue to decline. We anticipate the most significant elements of growth in this market will be in spending for online products and integrated information offerings. In North America, law firms are increasing expenditures on talent and practice development, while exploring outsourcing of managed services. In this environment, we anticipate continued strong demand for our “business of law” products and services.
Increasing regulatory complexity and stringency, largely stemming from the Sarbanes-Oxley Act, have significantly affected the accounting labor market, increasing the demand for compliance information and software and for workflow efficiency tools and integrated solutions. In this environment, we anticipate continued strong demand for our tax and accounting compliance products and our outsourcing solutions.

Thomson Financial

	Year ended December 31,
(millions of U.S. dollars)	2006	2005	2004

Revenues	2,015	1,897	1,738
Segment operating profit	379	334	294
Segment operating profit margin	18.8%	17.6%	16.9%

2006 v. 2005
Results in 2006 for Thomson Financial reflected underlying market conditions and the continued success of Thomson ONE offerings. Revenues increased 6% comprised of the following:
•	4% from higher revenues of existing businesses;

•	2% from contributions of newly acquired businesses; and

•	a negligible impact from foreign currency translation.
Revenues from existing businesses increased as a result of new sales of Thomson ONE products, as well as higher usage and transaction revenues. Revenues from Thomson ONE products increased across the investment banking, corporate, investment management and institutional equities sectors. Notably, performance in the corporate sector reflected the adoption of Thomson ONE Investor Relations. Increases in revenues from existing businesses were experienced in our three primary geographic regions, the U.S., Europe and Asia. International growth benefited from demand for our webcasting solutions as European and Asian markets increasingly are adopting U.S.-style investor relations practices. TradeWeb’s overall revenues increased due to higher subscription fees despite TradeWeb’s decline in transaction fees, which resulted from lower trading volumes in its U.S. Treasurys marketplace. Revenue growth from existing businesses was also tempered by the discontinuation of a low margin service in the wealth management sector. Results also reflected contributions from Quantitative Analytics, Inc., a provider of financial database integration and analysis solutions that was acquired in March 2006, and AFX News, a real-time financial news agency that was acquired in July 2006.
Segment operating profit increased due to the increase in revenues. The segment operating profit margin increased due to the effects of scale, efficiency efforts to relocate certain activities to lower cost locations and a decline in depreciation expense as a percentage of revenues as a result of more efficient capital spending.
2005 v. 2004
Revenues in 2005 increased 9% due equally to higher revenues from existing businesses and contributions from newly acquired businesses. Revenues from existing businesses increased as a result of higher usage and transaction revenues. In particular, TradeWeb revenues increased significantly due to higher volumes for its online fixed income marketplaces as a result of greater online trading activity and the introduction of new online markets, including tri-party repurchase agreements, Euro- and U.S., dollar-denominated interest rate swaps, and default swap index products. Thomson ONE workstations increased 45% in 2005 due to user migration from legacy products and new client sales. Increases in revenues from existing businesses were experienced in all geographic regions, including Europe, which was aided by improving market conditions. Contributions from acquired businesses primarily related to the full year effect of TradeWeb and CCBN, which were both acquired in the first half of 2004.
Segment operating profit increased in 2005 due to the increase in revenues and lower depreciation expense due to lower capital spending. Included in segment operating profit in 2004 were insurance recoveries of $19 million related to September 11, 2001. Excluding these recoveries, the increase in 2005 of segment operating profit and improvement in its corresponding margin would have been more pronounced.

Outlook
The financial services market is experiencing fundamental changes, fueled by globalization, exchange consolidation, new technology, new and modified government regulations and the increasing influence of hedge funds. Traditional marketplace relationships are changing as the search for greater returns becomes truly global. Specifically, traditional market structures and investment strategies are converging as single security portfolios are being replaced with more sophisticated multi-asset strategies. Given these market conditions, we believe there will continue to be a strong demand for solutions that provide proprietary content and superior analytics and improve efficiency and we anticipate revenue growth for existing businesses to be driven by the continued rollout of the Thomson ONE platform.
Thomson Scientific & Healthcare

	Year ended December 31,
(millions of U.S. dollars)	2006	2005	2004

Revenues	995	921	798
Segment operating profit	236	213	174
Segment operating profit margin	23.7%	23.1%	21.8%

2006 v. 2005
Results for Thomson Scientific & Healthcare reflected continuing customer demand for our solutions and services and additional investments in the healthcare marketplace. Revenues increased 8% comprised of the following:
•	4% from higher revenues of existing businesses;

•	4% from contributions of newly acquired businesses; and

•	a negligible impact from foreign currency translation.
Growth in revenues from existing businesses was primarily a result of higher subscription revenues for the Web of Science and Thomson Pharma solutions, as well as increased customer spending for healthcare decision support products. These increases were partially offset by lower revenues from our other online and legacy print products. Results also reflected contributions from Solucient, a provider of data and advanced analytics to hospitals and health systems acquired in October 2006, and MercuryMD, a provider of mobile information systems serving the healthcare market acquired in May 2006.
Growth in segment operating profit compared to the prior year reflected higher revenues from our workflow solutions and the benefits from completed and ongoing integration initiatives. Those initiatives have increased operating efficiencies enabling us to control costs and improve the segment operating profit margin.
2005 v. 2004
The financial performance for Thomson Scientific & Healthcare in 2005 reflected contributions from prior year investments and further expansion of our information solutions. Revenues increased 15% primarily due to contributions of newly acquired businesses and, to a lesser extent, higher revenues from existing businesses.
The increases in revenue attributable to acquired businesses primarily related to IHI, which was acquired in November 2004. Additionally, Thomson Scientific & Healthcare completed three small, tactical acquisitions in 2005 that further enhanced its Thomson Pharma and healthcare decision support offerings. Growth in revenues from existing businesses was primarily a result of higher customer spending for healthcare decision support products, which help customers manage healthcare costs. Additionally, there were higher subscription revenues for ISI Web of Science and the Micromedex electronic product portfolio due to new sales and strong retention rates. These increases were reflective of continuing customer demand for our workflow solutions. Revenues from existing businesses were tempered by the unfavorable effect of changes in foreign currency exchange rates on transactions involving U.S. dollar revenues within the group’s European businesses.
Segment operating profit and the corresponding margin increased in 2005 compared to 2004 due to higher revenues and the benefits from integration efforts. The majority of the integration benefits were derived from our IHI acquisition. During 2005, relative to IHI, we successfully completed the consolidation of several offices, integrated back office services, consolidated and optimized sales forces for certain businesses, and consolidated technology platforms.
Outlook
The aging U.S. population continues to fuel investments in scientific research and development that lead to drug development and other healthcare solutions. Additionally, universities are increasingly being challenged to manage their research programs more effectively, measuring productivity and return on investment in ways not seen historically. Therefore, demand should continue to grow for our solutions that contain content and tools that increase the efficiency of the research process, which is critical to institutional and corporate customers with time and funding constraints.
The aging U.S. population and the increasing complexity of healthcare therapeutic options are also driving healthcare costs higher and creating the need for decision support solutions. We, therefore, anticipate continued growth from our healthcare management and point-of-care decision support solutions.
Corporate and Other

	Year ended December 31,
(millions of U.S. dollars)	2006	2005	2004

Expenses excluding THOMSONplus	175	139	115
THOMSONplus	60	—	—

Total	235	139	115

2006 v. 2005
In 2006, Corporate and Other expenses increased $96 million, or 69%, compared to 2005. The increase was primarily due to expenses associated with our THOMSONplus program, as well as higher pension and other defined benefit plans expense and stock-related compensation expense.
In 2006, we incurred $60 million of expenses associated with THOMSONplus. These expenses primarily related to consulting services, but also included severance. Additionally, these expenses included approximately $2 million of charges previously reported in Thomson Scientific & Healthcare in the first quarter of 2006. These charges primarily related to the consolidation of certain sales and operations functions and primarily reflected severance. Our segment results for the first quarter of 2006 have been reclassified to reflect this presentation.
2005 v. 2004
Corporate and Other expenses were $139 million in 2005 compared to $115 million in 2004. The increase was primarily due to higher pension and other defined benefit plans expense and severance and other charges associated with the outsourcing and reorganization of certain functions within our human resources department. See the section entitled “Employee Future Benefits” for further discussion of our pension and other defined benefit plans expense.

Outlook
We anticipate Corporate and Other expenses to increase in 2007 as a result of projected spending associated with our THOMSONplus program. Additional expenses are also expected due to certain technology initiatives.
Discontinued Operations
As part of our continuing strategy to optimize our portfolio of businesses to ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, management decided to actively pursue the sale of the following businesses. These businesses were classified as discontinued operations within the consolidated financial statements for years ended December 31, 2006, 2005 and 2004. None of these businesses was considered fundamental to our integrated information offerings.
In October 2006, we announced our intention to sell Thomson Learning via three independent processes, each on its own schedule. First, we agreed to sell NETg, a leading provider of continuing corporate education and training, to SkillSoft PLC. The sale is expected to be completed in the second quarter of 2007. Second, we are currently seeking buyers for Prometric, a global leader in assessment services, through a competitive bidding process. We expect the sale of Prometric to be concluded in 2007. Lastly, the competitive bidding for our higher education, careers and library reference businesses commenced in the first quarter of 2007. We recorded impairment charges associated with certain of these businesses related to goodwill of $14 million in the fourth quarter of 2006.
Additionally, in the fourth quarter of 2006 we approved plans within Thomson Legal & Regulatory to sell our business information and news operations, which include our Market Research and NewsEdge businesses. We recorded impairment charges associated with these businesses related to identifiable intangible assets and goodwill of $4 million in the fourth quarter of 2006.
In June 2006, our board of directors approved plans to sell IOB, a Brazilian regulatory business within Thomson Legal & Regulatory, and Thomson Medical Education, a provider of sponsored medical education within Thomson Scientific & Healthcare.
In the first quarter of 2006, we approved plans within Thomson Legal & Regulatory to sell Lawpoint Pty Limited, an Australian provider of print and online regulatory information services; and Law Manager, Inc., a software and services provider. We completed the sale of Law Manager in April 2006 and Lawpoint in June 2006.

Also in the first quarter of 2006, we approved plans within Thomson Learning to sell Peterson’s, a college preparatory guide; the North American operations of Thomson Education Direct, a consumer-based distance learning career school; and K.G. Saur, a German publisher of biographical and bibliographical reference titles serving the library and academic communities. We recorded impairment charges associated with certain of these businesses related to identifiable intangible assets and goodwill of $63 million before taxes in the first half of 2006. We completed the sale of Peterson’s in July 2006 and K.G. Saur in August 2006. Based upon the status of negotiations at December 31, 2006, we recorded a pre-tax impairment charge associated with Thomson Education Direct of $15 million relating to goodwill in the fourth quarter of 2006.
In December 2005, our board of directors approved our plan to dispose of American Health Consultants, a medical newsletter publisher and medical education provider within Thomson Scientific & Healthcare. We recorded a post-tax gain of $23 million in the third quarter of 2006 related to the completion of the sale.
In 2006 and 2005, discontinued operations included adjustments to tax liabilities previously established for Thomson Newspapers, which we sold in 2000 and 2001 and Thomson Media, which we sold in 2004.
In November 2004, we sold the Thomson Media group, a provider of largely print-based information products focused on the banking, financial services and related technology markets for gross proceeds of $350 million. We recorded a post-tax gain of $94 million in 2004.
In the second quarter of 2004, we sold Sheshunoff Information Services Inc., a provider of critical data, compliance and management tools to financial institutions, which had been managed within Thomson Media. Based on the status of negotiations at March 31, 2004, we recorded a pre-tax impairment charge of $6 million relating to identifiable intangible assets in the first quarter of 2004. We recorded a post-tax gain of $6 million in 2004 related to the completion of the sale.
In February 2004, we sold DBM, a provider of human resource solutions, which had been managed within Thomson Learning. We recorded a post-tax gain of $7 million in the first quarter of 2004 on this sale.
For more information on discontinued operations, see note 7 to our consolidated financial statements.
Return on Invested Capital
We measure our return on invested capital (ROIC) to assess, over the long-term, our ability to create value for our shareholders. Our goal is to increase this return over the long term by efficiently and effectively utilizing our capital to invest in areas with high returns and realizing operating efficiencies to further enhance our profitability. ROIC is calculated as the ratio of our operating profit (including discontinued operations) before amortization, less taxes paid, to our average invested capital (see the “Reconciliations” section for the calculation and a reconciliation to the most directly comparable Canadian GAAP measures). For 2006, our ROIC was 8.2%, an increase from 7.8% for 2005 and 7.6% for 2004. As assets acquired are recorded at their fair values, this has had the effect of increasing the recorded value of our asset base to be much closer to its fair value, thereby tempering our return. We continue to focus on driving efficiency, increasing our operating profit margin and, in particular, improving free cash flow. We believe that success in these areas is indicative of the long-term capability to improve our ROIC. Since 2001, we have increased our operating margin from 13.0% to 18.9% and grown free cash flow at a compounded rate of almost 20% to $1.4 billion in 2006.

Review of Fourth Quarter Results
The following table summarizes our consolidated results for the fourth quarter of 2006 and 2005.

	Quarter ended December 31,
(millions of U.S. dollars)	2006	2005

Revenues	1,865	1,721
Operating profit	424	430
Operating profit margin	22.7%	25.0%
Net earnings (1)	391	250
Diluted earnings per common shares (1)	$0.61	$0.38

(1)	Results are not directly comparable due to certain one-time items.
Revenues. The 8% increase in revenues for the three-month period ended December 31, 2006 was comprised of the following:
•	4% from growth of existing businesses;

•	2% from contributions of acquired businesses; and

•	2% from the favorable impact of foreign currency translation.
The growth from existing businesses was contributed by all market groups. Notably, Thomson Legal & Regulatory’s online products and Thomson Scientific & Healthcare’s decision support solutions exhibited continued strong performance. Thomson Financial benefited from increased Thomson ONE revenues. Contributions from acquired businesses were primarily related to Solucient in Thomson Scientific & Healthcare.
Operating profit. Operating profit for the three months ended December 31, 2006 decreased 1%. This decrease was primarily due to expenses associated with our THOMSONplus program and higher stock-related compensation expense. These expenses more than offset the effect from higher revenues. The corresponding operating profit margin also decreased as a result of these higher expenses.
Depreciation and amortization. Depreciation for the three months ended December 31, 2006 increased $13 million, or 13%, compared to the same period in 2005 due to the newly acquired assets and the timing of capital expenditures. Amortization for the three months ended December 31, 2006 increased $7 million, or 12%, compared to the 2005 period reflecting the expense of newly acquired intangible assets.
Net other expense. Net other expense for the three months ended December 31, 2006 of $35 million primarily consisted of a legal reserve representing our portion of a cash settlement anticipated to be paid in 2007 related to the Rodriguez v. West Publishing Corp. and Kaplan Inc. case.
Net other expense for the three-month period ended December 31, 2005 was $14 million. The expense primarily related to a charge to write down the carrying value of an equity investment to its fair value. The decline in fair value was reflective of our diminished expectations of future growth for our investee.

Income taxes. Income taxes for the three-month period ended December 31, 2006 decreased significantly compared to the same prior year period due to our repatriation in 2005 of a substantial portion of some of our subsidiaries’ accumulated profits. The repatriation was related to the recapitalization of these subsidiaries, which was affected through intercompany financing arrangements. We incurred a one-time tax charge of $125 million in connection with this repatriation. Income taxes for both periods in the current and prior year reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the seasonality in our businesses impacts our geographic mix of pre-tax profits and losses in interim periods and, therefore, distorts our reported tax rate, our effective tax rate for interim periods is not indicative of our effective tax rate for the full year.
Earnings attributable to common shares and earnings per common share. Earnings attributable to common shares were $390 million for the three months ended December 31, 2006 compared to $249 million in the same period in 2005. Earnings per common share were $0.61 in the three months ended December 31, 2006 compared to $0.38 in the comparable period in 2005. The increases in earnings and earnings per common share were primarily due to lower tax expense due to a one-time charge in 2005 associated with the repatriation of certain earnings. The results for the three months ended December 31, 2006 and 2005 are not directly comparable because of certain one-time items, the impacts from accounting for income taxes in interim periods, and the variability in discontinued operations due to the timing of dispositions.
The following table presents a summary of our earnings and our earnings per common share from continuing operations for the periods indicated, after adjusting for items affecting comparability in both years.

	Quarter ended December 31,
(millions of U.S. dollars, except per common share	2006	2005
amounts)

Earnings attributable to common shares	390	249
Adjustments for one-time items:
Net other expense	35	14
Tax on above item	(15)	(5)
Tax (benefits) charges	(12)	114
Interim period effective tax rate normalization	8	18
Discontinued operations	(85)	(92)

Adjusted earnings from continuing operations	321	298

Adjusted earnings per common share from continuing operations	$0.50	$0.46

On a comparable basis, our adjusted earnings from continuing operations for the fourth quarter of 2006 improved over 2005 due primarily to a lower effective tax rate resulting from the 2005 recapitalization of certain subsidiaries through intercompany financing arrangements.

LIQUIDITY AND CAPITAL RESOURCES
Financial Position
At December 31, 2006, our total assets were $20,132 million, which represented a 4% increase from the total of $19,434 million at December 31, 2005. This increase was primarily due to the increases in assets related to newly acquired businesses and capital expenditures, as well as the impact of foreign currency translation, which more than offset the effect of depreciation and amortization.
Our total assets by market group as of December 31, 2006 and 2005 were as follows:

	As at December 31,
(millions in U.S. dollars)	2006	2005

Thomson Legal & Regulatory	7,552	7,263
Thomson Financial	3,484	3,358
Thomson Scientific & Healthcare	2,115	1,705
Corporate and other	1,442	1,476
Discontinued operations	5,539	5,632

Total assets	20,132	19,434

Assets by Market Group
(Excluding Discontinued Operations,
as December 31, 2006)
The following table presents comparative information related to net debt, shareholders’ equity and the ratio of net debt to shareholders’ equity:

	As at December 31,
(millions of U.S. dollars)	2006	2005

Short-term indebtedness	333	191
Current portion of long-term debt	264	98
Long-term debt	3,681	3,957

Total debt	4,278	4,246
Swaps	(257)	(193)

Total debt after swaps	4,021	4,053
Remove fair value adjustment of cash flow hedges (1)	54	--
Less: Cash and cash equivalents	(334)	(407)

Net debt	3,741	3,646

Shareholders’ equity	10,481	9,963

Net debt/equity ratio	0.36:1	0.37:1

(1)	Effective January 1, 2006, all derivatives and certain hedged items are recorded at fair value on the balance sheet. See the section entitled “Accounting Changes” for further discussion.

We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our revolving credit facilities. In August 2006, we amended our credit facility guarantees to replace the two original financial covenants with one new financial covenant. Under the new financial covenant, we must maintain a ratio of total debt as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization and other modifications described in the guarantee) for the last four quarters ended of not more than 4:1. Total debt is adjusted to factor in the impact of swaps and other hedge agreements related to the debt. As of December 31, 2006, we were in compliance with this covenant as the ratio was approximately 2.1:1.
In January 2006, we repaid $50 million of privately placed notes upon their maturity.
In the third quarter of 2005, we completed the early redemption of US$75 million of 7.62% privately placed notes and Cdn$400 million of 6.90% medium-term notes and settled an associated currency swap. A loss of US$23 million was recorded as a result of these redemptions in “Net other income (expense)” in the consolidated statement of earnings, primarily related to early redemption premiums and non-cash write-offs of deferred costs. These redemptions were principally financed by the August 2005 offering of US$400 million of 5.50% debentures due 2035.
In addition to the early redemptions discussed above, in September 2005, we also repaid US$75 million of privately placed notes. In March 2005, we repaid $125 million of floating rate notes upon their maturity.
The following table displays the changes in our shareholders’ equity for the year ended December 31, 2006:

(millions of U.S. dollars)

Balance at December 31, 2005	9,963
Earnings attributable to common shares for the year ended December 31, 2006	1,115
Additions to paid in capital related to stock compensation plans	30
Common share issuances	84
Repurchases of common shares – normal course issuer bid	(412)
Common share dividends declared	(567)
Net unrealized gains on derivatives that qualify as cash flow hedges (1)	59
Change in translation adjustment	209

Balance at December 31, 2006	10,481

(1)	Effective January 1, 2006, the unrealized gains and losses on certain derivatives that qualify as cash flow hedges are recorded as a component of accumulated other comprehensive income within shareholders’ equity in our consolidated balance sheet. See the section entitled “Accounting Changes” for further discussion .
The following table sets forth the ratings that we have received from rating agencies in respect of our outstanding securities as of December 31, 2006.

Dominion Bond
	Moody’s	Standard & Poor’s	Rating Service

Long-term debt	A3	A-	A (low)
Commercial paper	—	—	R-1 (low)
Trend/Outlook	Negative	Developing	Stable

In the fourth quarter of 2006, Moody’s revised its trend/outlook for our company from “stable” to “negative” and Standard & Poor’s revised its trend/outlook for our company from “stable” to “developing” after our announcement of our intention to sell our remaining Thomson Learning businesses. These revisions reflect the uncertainties surrounding this divesture including the amount of proceeds to be received and the nature of the reinvestment of those proceeds. You should be aware that a rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.
The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. At December 31, 2006, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, however, but rather an obligation to perform services or deliver products in the future. The costs to fulfill these obligations are included in our operating costs.
Normal Course Issuer Bid
In May 2005, we initiated a normal course issuer bid to repurchase up to 15 million of our common shares. Under this first program, which terminated on May 4, 2006, we repurchased and subsequently cancelled approximately 13.3 million shares for approximately $482 million. The following summarizes our repurchases under this first program.

		Average
Three-month period	Shares	Price per
ended	Repurchased	Share

June 30, 2005	1,350,000	$33.58
September 30, 2005	2,250,000	$37.01
December 31, 2005	3,649,400	$34.97
March 31, 2006	4,570,600	$36.83
June 30, 2006	1,470,000	$39.22

Total	13,290,000	$36.28

In May 2006, we renewed our normal course issuer bid. Under this second program, we may purchase up to 15 million of our common shares. Shares that we repurchase are cancelled. Purchases commenced on May 5, 2006 and will terminate no later than May 4, 2007. We may repurchase shares in open market transactions on the Toronto Stock Exchange or the New York Stock Exchange. The following summarizes our repurchases for this second program.

			Number of
		Average	shares
Three-month period	Shares	Price per	available for
ended	Repurchased	Share	repurchase

June 30, 2006	1,640,000	$39.90
September 30, 2006	1,710,600	$39.27
December 31, 2006	1,289,400	$41.41

Total	4,640,000	$40.09	10,360,000

In 2006, under both programs, we cumulatively repurchased 10,680,600 shares for $412 million, representing an average cost per share of $38.57. In 2005, we repurchased 7,249,400 shares for $256 million, representing an average cost per share of $35.35.

Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors. We may elect to suspend or discontinue the bid at any time. From time to time, when we do not possess material non-public information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934.
Employee Stock Purchase Plan
In October 2005, our eligible U.S. employees began participating in our new employee stock purchase plan (ESPP). In 2006, we expanded the ESPP to eligible Canadian and U.K. employees. Under the ESPP, participating employees may authorize payroll deductions of between 1% and 10% of their eligible compensation during a quarter, with a maximum of $21,250 for a year, to purchase newly issued shares. Using accumulated payroll deductions, participating employees purchase our common shares at a 15% discount to the New York Stock Exchange closing price on the last business day of a quarter. The discount, which amounted to $4 million in 2006 and $1 million in 2005, represented compensation expense for our company. In 2006, we issued approximately 755,000 common shares in connection with employee deductions from the fourth quarter of 2005 and the first three quarters of 2006. In January 2007, we issued approximately 193,000 common shares in connection with the fourth quarter of 2006 employee deductions.
Cash Flow
Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving bank credit facilities and our commercial paper program and the issuance of public debt. In 2007, we anticipate that the proceeds from our announced divestitures will also be a large source of liquidity. Our principal uses of cash have been to finance working capital and debt servicing costs, repay debt, and finance dividend payments, capital expenditures and acquisitions. Additionally, as discussed in the section entitled “Normal Course Issuer Bid,” we also used our cash to repurchase outstanding common shares in open market transactions.
Operating activities. Cash provided by our operating activities in 2006 was $2,125 million compared to $1,879 million for 2005. The change primarily reflected the increase in operating profit from 2005 to 2006 and lower tax payments. The reduction in tax payments was principally due to a $125 million withholding tax paid in 2005 associated with the repatriation of certain subsidiary earnings. Working capital levels decreased slightly in 2006 due to the timing of accounts receivable collections and payments for normal operating expenses, though not to the extent of the prior year.
Investing activities. Cash used in our investing activities in 2006 was $1,290 million compared to $1,071 million for 2005. The increased use of cash in 2006 was attributable to greater acquisition spending. In 2006, spending on acquisitions included the purchase of Solucient within Thomson Scientific & Healthcare, Quantitative Analytics within Thomson Financial and LiveNote within Thomson Legal & Regulatory. In 2005, investing activities included tax payments of $105 million associated with our sale of Thomson Media in 2004.
Capital expenditures in 2006 increased 6% to $453 million from $427 million in 2005. This represented 6.8% and 6.9% of revenues in 2006 and 2005, respectively. Higher capital expenditures in 2006 were incurred primarily at Thomson Legal & Regulatory and corporate, and primarily related to initiatives to standardize technology platforms across businesses.

The majority of our capital expenditures is focused on technology-related investments. We make significant investments in technology because it is essential to providing integrated information solutions to our customers and because we intend to maintain the significant competitive advantage we believe we have in this area. Our technology expenditures include spending on computer hardware, software, electronic systems, telecommunications infrastructure and digitization of content. In 2006, approximately 76% of our total capital expenditures was for technology-related investments. Although we can give no assurance that investments in technology will result in an increase in our revenues or a decrease in our operating costs, we expect our technology-related investments to continue at a significant level.
We expect our capital expenditures to increase in 2007, both in absolute dollars and as a percentage of revenues. While we anticipate spending associated with our underlying businesses to approximate 6-7% of revenues, capital spending related to THOMSONplus initiatives and the expansion of our Eagan, Minnesota facility is expected to result in an additional $100 million of expenditures. As a result, we anticipate total capital expenditures will approximate 8% of our revenues in 2007.
Financing activities. Cash used in our financing activities was $912 million for the year ended December 31, 2006 compared to $798 million for the year ended December 31, 2005. The increased use of cash largely reflected our repurchase of common shares (see “Normal Course Issuer Bid” above) and higher dividend payments in 2006.
The following table sets forth our common share dividend activity.

	Year ended December 31,
(millions of U.S. dollars)	2006	2005

Dividends declared	567	517
Dividends reinvested	(14)	(12)

Dividends paid	553	505

Discussion of other significant financing activities from each year are noted under the section entitled “Financial Position.”
Free cash flow. The following table sets forth a calculation of our free cash flow for 2006 and 2005:

	Year ended December 31,
(millions of U.S. dollars)	2006	2005

Net cash provided by operating activities	2,125	1,879
Capital expenditures	(453)	(427)
Other investing activities	(26)	(25)
Dividends paid on preference shares	(5)	(4)
Additions to property and equipment of discontinued operations	(184)	(215)
Other investing activities of discontinued operations	(17)	(14)

Free cash flow	1,440	1,194

Our free cash flow for 2006 increased due to higher operating profit and lower tax payments. The decrease in tax payments reflected a $125 million withholding tax payment associated with the repatriation of certain earnings in 2005.
Credit facilities and commercial paper program. As of December 31, 2006, we maintained revolving unsecured credit facilities of $1.6 billion.

In September 2006, we increased the limit of our commercial paper program from Cdn$1 billion to US$1.2 billion. Though not contractually required, we view our borrowings under our commercial paper program as a reduction of the amount available to us under our credit facilities. At December 31, 2006, our credit lines and related activity were as follows:

(millions of U.S. dollars)
		Commercial
Credit	Amount	Paper
Lines	Drawn	Outstanding	Lines Available

1,600	(27)	(316)	1,257

Our facilities are structured such that, if our long-term debt rating was downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs under our existing multi-year credit facilities may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs.
Debt shelf registration. In September 2005, we filed a shelf prospectus to issue up to $2 billion of debt securities from time to time. As of December 31, 2006, we had not issued any debt securities under this shelf.
For the foreseeable future, we believe that cash from our operations and available credit facilities will be sufficient to fund our future cash dividends, debt service, projected capital expenditures, acquisitions that we pursue in the normal course of business and share repurchases.
Off-Balance Sheet Arrangements, Commitments and Contractual Obligations
The following table presents a summary of our long-term debt and off-balance sheet contractual obligations as of December 31, 2006 for the years indicated:

(millions of U.S. dollars)	2007	2008	2009	2010	2011	Thereafter	Total

Long-term debt(1)	226	436	631	352	254	1,842	3,741
Operating lease payments	154	129	106	79	66	246	780
Unconditional purchase obligations	83	25	6	2	1	1	118

Total	463	590	743	433	321	2,089	4,639

(1)	Represents hedged principal payments. As substantially all non-U.S. denominated debt has been hedged into U.S. dollars, amounts represent the net cash outflows to the company associated with principal payments on our long-term debt.
We have entered into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. With certain leases, we guarantee a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or to restore a property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded on our consolidated balance sheet. With certain real property leases, we guarantee the rental obligations of some of our subsidiaries that are tenants. We believe, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote.
We have various unconditional purchase obligations. These obligations are for materials, supplies and services incidental to the ordinary conduct of business.
We have obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed to at the time of purchase. In connection with the acquisition of TradeWeb in 2004, we are obligated to make a final contingent consideration payment in 2007 of up to $50 million if certain performance measures are achieved. The contingent consideration associated with TradeWeb is the largest for which we may become liable. We do not believe that additional payments in connection with other transactions would have a material impact on our financial statements.
In certain disposition agreements, we guarantee to the purchaser the recoverability of certain assets or limits on certain liabilities. We believe, based upon current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote.
We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our revolving credit facilities. We must maintain a ratio of total debt as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization and other modifications described in the guarantee) for the last four quarters ended of not more than 4:1. Total debt is adjusted to factor in the impact of swaps and other hedge agreements related to the debt. As of December 31, 2006, we were in compliance with this covenant as the ratio was approximately 2.1:1.
Other than as described above, we do not engage in any off-balance sheet financing arrangements. In particular, we do not have any interests in unconsolidated special-purpose or structured finance entities.
Contingencies
Lawsuits and Legal Claims. As previously disclosed, we are a defendant in certain lawsuits involving our BAR/BRI business. Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the U.S. District Court for the Southern District of New York, alleges violations of U.S. federal antitrust laws. In June 2006, an additional complaint with substantially identical allegations to the Park matter, which is now captioned Arendas v. The Thomson Corporation, West Publishing Corporation d/b/a BAR/BRI and Doe Corporation, was filed in the Circuit Court for the Ninth Judicial Circuit in and for Orange County, Florida, alleging violations of Florida state antitrust law. We continue to defend ourselves vigorously in these cases.
In February 2007, we entered into a settlement agreement related to a lawsuit involving our BAR/BRI business that alleged violations of antitrust laws (Rodriguez v. West Publishing Corp. and Kaplan Inc.). Our part of the settlement is $36 million, which we accrued for in the fourth quarter of 2006. If the settlement is approved by the U.S. District Court for the Central District of California, we expect to pay this amount later in 2007.
Also as previously disclosed, in 2005 we became aware of an inquiry by the Serious Fraud Office in the United Kingdom regarding the refund practices relating to certain duplicate subscription payments made by some of our customers in our Sweet & Maxwell and Gee businesses in the United Kingdom. We are continuing to cooperate fully with the authorities in their inquiry.
In addition to the matters described above, our company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. Except as updated and supplemented above, there have been no material developments to these matters. The outcome of all of the proceedings and claims against our company, including, without limitation, those described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known by us and after consultation with outside legal counsel, our management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on our financial condition, taken as a whole.
Taxes. We maintain a liability for contingencies associated with known issues under discussion with tax authorities and transactions yet to be settled and we regularly assess the adequacy of this liability. We record liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred. We reverse contingencies to income in the period when management assesses that they are no longer required or when they become no longer required as a result of statute or resolution through the normal tax audit process. Our contingency reserves principally represent liabilities for the years 2000 to 2006. It is anticipated that these reserves will either result in a cash payment or be reversed to income between 2007 and 2010.
In the normal course of business, we enter into numerous intercompany transactions related to the sharing of data and technology. The tax rules governing such transactions are complex and depend on numerous assumptions. At this time, we believe that it is not probable that any such transactions will result in additional tax liabilities, and therefore we have not established contingencies related to these items. However, because of the volume and complexity of such transactions, it is possible that at some future date an additional liability could result from audits by the relevant taxing authorities.
Market Risks
Our consolidated financial statements are expressed in U.S. dollars but a portion of our business is conducted in currencies other than U.S. dollars. Changes in the exchange rates for such currencies into U.S. dollars can increase or decrease our revenues, earnings and the carrying values of our assets and liabilities in our consolidated balance sheet. Changes in exchange rates between 2005 and 2006 increased our revenues by less than 1%. The translation effects of changes in exchange rates in our consolidated balance sheet are recorded within the translation adjustment component of accumulated other comprehensive income in our shareholders’ equity. In 2006, we recorded net translation gains of $209 million, reflecting cumulative changes in exchange rates of various currencies compared to the U.S. dollar less translation gains realized with dispositions of certain businesses.
We use derivative instruments only to reduce our foreign currency and interest rate exposures. In particular, when we borrow money in currencies other than the U.S. dollar, we generally enter into currency swap arrangements to effectively convert our obligations into U.S. dollars. All such swap arrangements are entered into only with counterparties that are investment-grade financial institutions. At December 31, 2006, 99% of our indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.
At December 31, 2006, after taking into account swap agreements, 79% of our total debt was at fixed rates of interest and the remainder was at floating rates of interest. Based upon these levels, a 100 basis point change in floating interest rates would increase or decrease our full-year interest expense by approximately $9 million.
Set out below are the U.S. dollar equivalents of our local currency revenues and operating profit for the year ended December 31, 2006. Based on our 2006 results of operations, a 10% change in the average exchange rate for each of these currencies into U.S. dollars would increase or decrease our full-year revenues and operating profit by the following amounts:

(millions of U.S. dollars)
			Operating	Impact on
	Revenues as	Impact on	profit as	operating
Currency	reported	revenues	reported	profit

U.S. dollar	5,361	—	1,152	—
British pound sterling	624	62	50	5
Euro	197	20	38	4
Canadian dollar	155	16	(7)	(1)
Australian dollar	86	9	4	—
Other	218	22	21	2

Total	6,641	129	1,258	10

In addition to exposing us to changes in foreign currency exchange rates and interest rates, operating in foreign countries subjects us to inherent risks in doing business in certain jurisdictions outside North America. These include difficulties in penetrating new markets, exposure to varying legal standards in other jurisdictions and the potential instability of local economies and governments.
OUTLOOK
The information in this section is forward-looking and should be read in conjunction with the sections below entitled “Material Assumptions” and ” Forward-Looking Statements.”
Operational
Among our key operational priorities for 2007 are to complete the sale of Thomson Learning and to invest the proceeds in a manner that will result in long-term value creation for our shareholders.
Additionally, we will continue to focus on accelerating organic growth by building upon our workflow solutions and concentrating our efforts on developing common business models.
We intend to improve our operational efficiency and effectiveness by progressing with our THOMSONplus program. These initiatives will allow us to optimize our internal infrastructure and assets by reducing redundant functions and systems across our company, increasing our presence in low-cost locations and deploying common platforms for content production and delivery.
Financial
We expect 2007 revenue growth to be at the high end of our long-term target of 7%-9%, prior to our deployment of the proceeds from the sale of Thomson Learning. Our operating margin is expected to be at or above 2006 levels, despite increasing investments in efficiency initiatives. Cash generated by continuing operations is expected to grow, excluding cash generated through deployment of the Thomson Learning proceeds.
We expect our performance to further strengthen in 2008. We expect to sustain our long-term revenue growth rates. Our operating margin is expected to increase above 20%. Free cash flow is expected to strengthen as improvements in operating performance are projected to more than offset the loss of Thomson Learning’s free cash flow even before deployment of the Thomson Learning sale proceeds.

MATERIAL ASSUMPTIONS
In preparing our Outlook, our material assumptions were that worldwide macroeconomic conditions would be unchanged in 2007 and 2008 relative to 2006, a portion of our anticipated 2007 and 2008 revenue growth would come from tactical acquisitions made during the year, and that our operating profit margin would improve in 2007 and 2008.
RELATED PARTY TRANSACTIONS
As of February 23, 2007, The Woodbridge Company Limited (Woodbridge) and other companies affiliated with it together beneficially owned approximately 70% of our common shares.
From time to time, in the normal course of business, Woodbridge and its affiliates purchase some of our products and service offerings. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to our results of operations or financial condition individually or in the aggregate.
In the normal course of business, a Woodbridge-owned company rents office space from one of our subsidiaries. Additionally, a number of our subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2006 and 2005, the total amounts charged to Woodbridge for these rentals and services were approximately $2 million per year.
The employees of Jane’s Information Group (Jane’s), a business we sold to Woodbridge in April 2001, continue to participate in our United States and United Kingdom pension plans as well as our defined contribution plan in the United States. Woodbridge assumed the pension liability associated with the active employees of Jane’s as of the date of sale as part of its purchase. Jane’s makes proportional contributions to these pension plans as required, and makes matching contributions in accordance with the provisions of the defined contribution plan.
We purchase property and casualty insurance from third party insurers and retain the first $500,000 of each and every claim under the programs via our captive insurance subsidiary. Woodbridge is included in these programs and pays us a premium commensurate with its exposures. In 2006, these premiums were about $50,000 (2005 — $45,000), which would approximate the premium charged by a third party insurer for such coverage.
We have entered into an agreement with Woodbridge under which Woodbridge has agreed to indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. A third party administrator will manage any claims under the indemnity. We pay Woodbridge an annual fee of $750,000, which is less than the premium that we would have paid for commercial insurance.
In February 2005, we entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. When we initially signed the contract, we expected to pay Hewitt an aggregate of $115 million over a five year period. This contract was subsequently renegotiated and extended in September 2006. Under the new terms, we expect to pay Hewitt an aggregate of $165 million over a ten year period. In 2006 and 2005, we paid Hewitt $16 million and $5 million, respectively, for its services. Mr. Denning, one of our directors and chairman of our Human Resources Committee, is also a director of Hewitt. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

EMPLOYEE FUTURE BENEFITS
We sponsor defined benefit plans providing pension and other post-retirement benefits to covered employees. The largest plan consists of a qualified defined benefit pension plan in the United States, which we closed to new participants in March 2006. Other smaller plans exist primarily in the United Kingdom and Canada. We use a measurement date of September 30 for the majority of these plans.
Management currently estimates that the 2007 cost of employee future benefits will approximate that of 2006. The determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, including an expected rate of return on assets and a discount rate to measure obligations. We consult with our actuary regarding the selection of these assumptions each year.
In determining our long-term rate of return assumption for our pension plans, we evaluated historical investment returns, as well as input from investment advisors. For our primary pension plan in the United States, we also consider our actuary’s simulation model of expected long-term rates of return assuming our targeted investment portfolio mix. We will reduce our 2007 assumption of the expected rate of return on assets available to fund obligations for our primary pension plan in the United States by 0.25% to 7.75%. While the actual return on plan assets of 9% exceeded the expected rate of return in 2006 due to higher than expected equity returns, management nevertheless decided to adopt a more conservative long-term return for this plan. Adjusting the expected rate of return on assets for this plan upward or downward by another 25 basis points would decrease or increase, respectively, pension expense by less than $3 million in 2007.
Our discount rate is selected based on a review of current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. In developing the discount rate assumption for our primary pension plan in the United States for 2007, we reviewed the high-grade bond indices published by Moody’s and Merrill Lynch as of September 30, 2006, which are based on debt securities with average durations of 10 to 15 years. Because we have a relatively young workforce, the duration of our expected future cash outflows for our plan tends to be longer than the duration of the bond indices we reviewed. Therefore, our discount rate tends to be higher than the rates of these benchmarks. To appropriately reflect the timing and amounts of the plan’s expected future pension benefit payments, our actuary analyzed market data and constructed a hypothetical yield curve that represents yields on high quality zero-coupon bonds with durations that mirrored the duration of the expected payment stream of the benefit obligation. The discount rate determined on this basis was 5.95%, approximately 25 basis points higher than that of the prior year. Adjusting the discount rate upward or downward by another 25 basis points would result in a decrease or increase, respectively, in pension expense of approximately $10 million in 2007.
As of December 31, 2006, we had cumulative unrecognized actuarial losses associated with all of our pension plans of $466 million, compared to $553 million at December 31, 2005. The majority of these losses are a result of the decline in discount rates over the past five years reflecting the overall decline in interest rates, primarily in the United States. These amounts also include actuarial gains and losses associated with the difference between our expected and actual returns on plan assets. Actuarial gains and losses are included in the calculation of our annual pension expense subject to the following amortization methodology. Unrecognized actuarial gains or losses are netted with the difference between the market-related value and fair value of plan assets. To the extent this net figure exceeds 10% of the greater of the projected benefit obligation or market-related value of plan assets, it is amortized into pension expense on a straight-line basis over the expected average service life of active participants (approximately eight years at December 31, 2006). Unrecognized actuarial gains and losses below the 10% corridor are deferred. In applying this amortization method, the estimated pension expense for 2007 includes $42 million of the unrecognized actuarial losses at December 31, 2006.
As of December 31, 2006, the fair value of plan assets for our primary pension plan in the United States represented about 96% of the plan’s projected benefit obligation. We did not make any voluntary contributions in 2006. In September 2005, we voluntarily contributed $11 million to this plan. In March, 2006, we voluntarily contributed $5 million to benefit plans in the United Kingdom. In the fourth quarter of 2005, we also voluntarily contributed $14 million to benefit plans in the United Kingdom. While none of these contributions were required under the applicable funding rules and regulations, we decided to make the voluntary contributions to further improve the funding of the plans.
We are not required to make contributions to our primary pension plan in the United States in 2007. However, from time to time, we may elect to voluntarily contribute to the plan in order to improve its funded status. Because the decision to voluntarily contribute is based on various market-related factors, including asset values and interest rates, which are used to determine the plan’s funded status, we cannot predict whether, or the amount, we may elect to voluntarily contribute in 2007.
We provide postretirement healthcare benefits for certain retired employees. However, these liabilities are significantly less than those associated with our pension plans. Retired employees share a portion of the cost of these benefits. We fund the accrued costs of these plans as benefits are paid. Annual postretirement expense for 2007 was calculated based upon a number of actuarial assumptions, including a healthcare cost trend rate of 9.5% that declines 50 basis points per year for nine years, and thereafter remains constant at 5%. The healthcare cost trend rate is based on our actual medical claims experience and future projections of medical costs. A 1% change in the trend rate would result in an increase or decrease in the benefit obligation for postretirement benefits of approximately $17 million at December 31, 2006.
SUBSEQUENT EVENTS
In February 2007, our board of directors approved an increase in our annualized 2007 dividend to $0.98 per common share, which represents a quarterly dividend in 2007 of $0.245 per common share. This represents an annual increase of $0.10 per share, or 11%, over 2006.
Also in February 2007, we signed an agreement to sell Thomson Medical Education, subject to customary closing conditions. We anticipate the sale will be completed in the second quarter of 2007.
ACCOUNTING CHANGES
Financial Instruments and Comprehensive Income
Effective January 1, 2006, we adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as accumulated other comprehensive income.

Under these new standards, all financial instruments, including derivatives, are included on our consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. Derivatives that qualify as hedging instruments must be designated either as a “cash flow hedge,” when the hedged item is a future cash flow, or a “fair value hedge,” when the hedged item is the fair value of a recognized asset or liability. The effective portion of unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealized gains and losses are reported in earnings.
In accordance with the provisions of these new standards, we reflected the following adjustments as of January 1, 2006:
•	an increase of $53 million to “Other non-current assets” and “Accumulated other comprehensive income” in the consolidated balance sheet relative to derivative instruments that consisted primarily of interest rate contracts, which convert floating rate debt to fixed rate debt and qualify as cash flow hedges;

•	a reclassification of $5 million from “Other current assets,” and $3 million from “Other current liabilities” to “Accumulated other comprehensive income” in the consolidated balance sheet related primarily to previously deferred gains and losses on settled cash flow hedges; and

•	an increase of $16 million to “Other non-current assets” and “Long-term debt” in the consolidated balance sheet related to derivative instruments and their related hedged items. These derivative instruments consist primarily of interest rate contracts to convert fixed rate debt to floating and qualify as fair value hedges.
The adoption of these new standards had no material impact on our consolidated statement of earnings. The unrealized gains and losses included in “Accumulated other comprehensive income” were recorded net of taxes, which were nil.
During 2006, a net increase of $8 million in unrealized gains for cash flow hedges was reflected in “Accumulated other comprehensive income.” The net realized gain in the period previously deferred on adoption in “Accumulated other comprehensive income” was less than $1 million. The net decrease in fair value in the period of fair value hedges and the related hedged items of $7 million was reflected in “Prepaid expenses and other current assets,” Current portion of long-term debt,” “Other non-current assets” and “Long-term debt.”
As of December 31, 2006, approximately $3 million of net deferred gains in “Accumulated other comprehensive income” were expected to be recognized in earnings over the following 12 months. The remaining net deferred gains in “Accumulated other comprehensive income” were expected to be recognized over a period of up to eight years.
Discontinued Operations
In April 2006, the Emerging Issues Committee of the CICA (EIC) issued Abstract 161, Discontinued Operations (EIC-161). The abstract addresses the appropriateness of allocating interest expense to a discontinued operation and disallows allocations of general corporate overhead. EIC-161 was effective upon its issuance and did not have an impact on our consolidated financial statements.

Stock-Based Compensation
In July 2006, we adopted EIC Abstract 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date (EIC-162), retroactively to January 1, 2006. The abstract clarifies the proper accounting for stock-based awards granted to employees who either are eligible for retirement at the grant date or will be eligible before the end of the vesting period and continue vesting after, or vest upon, retirement. In such cases, the compensation expense associated with the stock-based award will be recognized over the period from the grant date to the date the employee becomes eligible to retire. EIC-162 did not have an impact on our consolidated financial statements for any period in 2006.
CRITICAL ACCOUNTING POLICIES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.
Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is set forth in note 1 to our consolidated financial statements.
Revenue Recognition
Revenues from subscription-based products, excluding software, generally are recognized ratably over the term of the subscription. Where applicable, we recognize usage fees as earned. Subscription payments received or receivable in advance of delivery of our products or services are included in our deferred revenue account on our consolidated balance sheet. As we deliver subscription-based products and services to subscribers, we recognize the proportionate share of deferred revenue in our consolidated statement of earnings and our deferred revenue account balance is reduced. Certain incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.
Increasingly, we derive revenue from the sale of software products, license fees, software subscriptions, product support, professional services, transaction fees and multiple element arrangements that may include any combination of these items. We generally recognize revenue when persuasive evidence of an arrangement exists, we have delivered the product or performed the service, the fee is fixed or determinable and collectibility is probable. However, determining whether and when some of these criteria have been satisfied often involves assumptions and judgments that can have a significant impact on the timing and amount of revenue we report. For multiple element arrangements we must make assumptions and judgments in order to allocate the total price among the various elements we must deliver to determine whether undelivered services are essential to the functionality of the delivered products and services, to determine whether objective evidence of fair value exists for each undelivered element and to determine whether and when each element has been delivered. If we were to change any of these assumptions or judgments, it could cause a material increase or decrease in the amount of revenue that we report in a particular period. Amounts for fees collected or invoiced and due relating to arrangements where revenue cannot be recognized are reflected on our balance sheet as deferred revenue and recognized when the applicable revenue recognition criteria are satisfied.

For all accounts receivable, we must make a judgment regarding the ability of our customers to pay and, accordingly, we establish an allowance for estimated losses arising from non-payment. We consider customer creditworthiness, current economic trends and our past experience when evaluating the adequacy of this allowance. If future collections differ from our estimates, our future earnings would be affected.
At December 31, 2006, our combined allowances on our accounts receivable balance were $97 million, or 7% of the gross accounts receivable balance. A 1% increase in this percentage would have resulted in additional expense of approximately $15 million.
Capitalized Software
A significant portion of our expenditures relates to software that is developed as part of our electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to our customers. During the software development process, our judgment is required to determine the expected period of benefit over which capitalized costs should be amortized. Due to rapidly changing technology and the uncertainty of the software development process itself, our future results could be affected if our current assessment of our various projects differs from actual performance. At December 31, 2006, we had $647 million of capitalized costs related to software on our consolidated balance sheet.
Identifiable Intangible Assets and Goodwill
We account for our business acquisitions using the purchase method of accounting. We allocate the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives, and therefore require considerable judgment. These determinations will affect the amount of amortization expense recognized in future periods.
We review the carrying values of identifiable intangible assets with indefinite lives and goodwill at least annually to assess impairment because these assets are not amortized. Additionally, we review the carrying value of any intangible asset or goodwill whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Examples of such events or changes in circumstances include significant negative industry or economic trends, significant changes in the manner of our use of the acquired assets or our strategy, a significant decrease in the market value of the asset, or a significant change in legal factors or in the business climate that could affect the value of the asset.
We assess impairment by comparing the fair value of an identifiable intangible asset or goodwill with its carrying value. The determination of fair value involves significant management judgment. Impairments are expensed when incurred. Specifically, we test for impairment as follows:
Identifiable intangible assets with finite lives
We compare the expected undiscounted future operating cash flows associated with the asset to its carrying value to determine if the asset is recoverable. If the expected future operating cash flows are not sufficient to recover the carrying value, we estimate the fair value of the asset. Impairment is recognized when the carrying amount of the asset is not recoverable and when the carrying value exceeds fair value.
Identifiable intangible assets with indefinite lives
Selected tradenames comprise the entire balance of our identifiable intangible assets with indefinite lives. We determine the fair values of our intangible assets with indefinite lives using an income approach, specifically the relief from royalties method. Impairment is recognized when the carrying amount exceeds fair value.
Goodwill
We test goodwill for impairment on a “reporting unit” level. A reporting unit is a group of businesses: (a) for which discrete financial information is available; and (b) that have similar economic characteristics. We test goodwill for impairment using the following two-step approach:
•	In the first step, we determine the fair value of each reporting unit. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step.

•	In the second step, we allocate the fair value of the reporting unit to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination, and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. We then compare that implied fair value of the reporting unit’s goodwill to the carrying value of that goodwill. If the implied fair value is less than the carrying value, we recognize an impairment loss for that excess.
We determine the fair value of our reporting units based on a combination of various techniques, including the present value of future cash flows, earnings multiples of competitors and multiples from sales of like-businesses.
As the valuation of identifiable intangible assets and goodwill requires significant estimates and judgment about future performance and fair values, our future results could be affected if our current estimates of future performance and fair values change. At December 31, 2006, identifiable intangible assets and goodwill amounted to $10 billion, or 50% of our total assets on our consolidated balance sheet.

Income Taxes
We are required to estimate our income taxes in each of the jurisdictions in which we operate. For interim periods, we provide income taxes based on our estimate of how much we will earn in each jurisdiction for the full year. To the extent that our forecasts differ from actual results, we must true-up our estimates of income tax expense. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occur subsequent to the issuance of the financial statements. To the extent our estimates differ from the final tax return, our earnings would be affected in a subsequent period. For 2006, our effective tax rate was 11.5% of our earnings from continuing operations before income taxes. A 1% increase in our effective tax rate would have resulted in additional income tax expense of approximately $10 million.
Estimation of income taxes includes estimating a value for our existing net operating losses based on our assessment of our ability to utilize them against future taxable income before they expire. Our assessment is based upon existing tax laws and estimates of future taxable income. If our assessment of our ability to use our net operating losses proves inaccurate in the future, we might be required to recognize more or less of the net operating losses as assets, which would decrease or increase our income tax expense in the relevant year. This would affect our earnings in that year.
Our accounting for income taxes requires us to exercise judgment for issues relating to known matters under discussion with tax authorities and transactions yet to be settled. As a result, we maintain a tax liability for contingencies and regularly assess the adequacy of this tax liability. We record liabilities for known tax contingencies when, in our judgment, it is probable that a liability has been incurred. It is reasonably possible that actual amounts payable resulting from audits by tax authorities could be materially different from the liabilities we have recorded due to the complex nature of the tax legislation that affects us.
Employee Future Benefits
The determination of the cost and obligations associated with our employee future benefits requires the use of various assumptions. We must select assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. These assumptions are re-evaluated each year, and variations between the actual results and the results based on our assumptions for any period will affect reported amounts in future periods. We retain an independent actuarial expert to prepare the calculations and to advise us on the selection of assumptions. See further discussion under the section entitled “Employee Future Benefits” on page 34.
RECENTLY ISSUED ACCOUNTING STANDARDS
In 2006, the CICA announced that it will no longer converge Canadian GAAP with generally accepted accounting principles of the United States (U.S. GAAP). Rather, the CICA will work towards convergence with International Financial Reporting Standards (IFRS) with the expectation that Canadian GAAP will be replaced by IFRS in 2011. As a public company, we are allowed to file our financial statements with the Canadian securities regulatory authorities under either Canadian GAAP or U.S. GAAP. We are also required to file an annual reconciliation of our earnings and shareholders’ equity between Canadian GAAP and U.S. GAAP with the U.S. Securities and Exchange Commission (SEC). This reconciliation is presented in note 24 in our financial statements.

ADDITIONAL INFORMATION
Depreciation by Market Group
The following table details depreciation expense by market group for 2006, 2005 and 2004.

	Year ended December 31,
(millions of U.S. dollars)	2006	2005	2004

Legal & Regulatory	211	193	189
Financial	179	177	182
Scientific & Healthcare	39	34	32
Corporate and other	10	10	12

Total	439	414	415

Disclosure Controls and Procedures
Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of December 31, 2006, have concluded that our disclosure controls and procedures are effective to ensure that all information required to be disclosed by our company in reports that it files or furnishes under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
Internal Control over Financial Reporting
There was no change in our company’s internal control over financial reporting that occurred during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006, and based on that assessment determined that our internal control over financial reporting was effective. See our financial statements for our management’s report on internal control over financial reporting and the report of our independent auditors with respect to management’s assessment of internal control over financial reporting.
Share Capital
As of February 23, 2007, we had outstanding 640,086,694 common shares, 6,000,000 Series II preference shares, 540,025 restricted share units and 16,330,216 stock options.
Public Securities Filings
You may access other information about our company, including our annual information form and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC through EDGAR at www.sec.gov.

RECONCILIATIONS
Reconciliation of Return on Invested Capital (ROIC) to GAAP Measures

(millions of U.S. dollars)
(unaudited)	For the Year Ended or As at December 31,
	2006	2005	2004	2003

Calculation of Adjusted Operating Profit After Taxes
Operating profit	1,258	1,172	1,062
Add:
Amortization	242	236	207
Reduce amount by Thomson Learning adjustments (1)	(19)	—	—
Segment operating profit of discontinued operations	386	372	392

Adjusted operating profit — including discontinued operations	1,867	1,780	1,661
Taxes paid on operations (2)	(311)	(326)	(285)

Post-tax adjusted operating profit	1,556	1,454	1,376

Calculation of Adjusted Invested Capital
Equity	10,481	9,963	9,962	9,193
Total debt (2)	4,321	4,283	4,315	4,255

Invested capital	14,802	14,246	14,277	13,448
Adjustments:
Cash and other investments (3)	(334)	(423)	(420)	(696)
Debt swaps (4)	(257)	(193)	(192)	(199)
Current and long-term deferred taxes (2)(3)	1,122	1,310	1,356	1,427
Accumulated amortization and non-cash goodwill (2)(5)	2,390	1,885	1,586	1,336
Present value of operating leases (2)(6)	783	754	832	879
Historical intangible asset and equity investment write-downs(7)	162	162	147	248
Other (2)(3)	798	821	1,125	1,072

Adjusted invested capital	19,466	18,562	18,711	17,515

Average Invested Capital	19,014	18,639	18,113

Return on Invested Capital	8.2%	7.8%	7.6%

(1)	This adjustment reflects the actual results of the higher education, careers and library reference, NETg and Prometric businesses in Thomson Learning as if they had been part of continuing operations for the periods presented. Specifically, this amount reflects depreciation expense which is excluded from GAAP results under the accounting requirements for discontinued operations. Costs incurred in connection with the disposal of the businesses have been excluded.

(2)	Includes amounts related to discontinued operations

(3)	Items excluded as not deemed components of invested capital; “Other” primarily consists of non-current liabilities.

(4)	Excludes debt swaps as balances are financing rather than operating-related.

(5)	Excludes accumulated amortization as only gross identifiable intangible assets and goodwill cost is considered component of invested capital. Excludes goodwill arising from adoption of CICA 3465. This goodwill was created via deferred tax liability instead of cash purchase price.

(6)	Present value of operating leases deemed component of invested capital.

(7)	Adds back write-downs that were not cash transactions.

SUPPLEMENTAL INFORMATION
New Business Segment Information
Post-January 1, 2007 Realignment
(millions of U.S. dollars)
(unaudited)

	Twelve Months Ended
	December 31,
	2006	2005	Change
Revenues:
Legal (1)	3,053	2,843	7%
Financial	2,015	1,897	6%
Scientific	602	569	6%
Tax & Accounting	598	532	12%
Healthcare	393	352	12%
Intercompany eliminations	(20)	(20)

Total revenues	6,641	6,173	8%

Operating Profit:
Segment operating profit:
Legal (1)	952	859	11%
Financial	379	334	13%
Scientific	151	129	17%
Tax & Accounting	168	141	19%
Healthcare	85	84	1%
Corporate and other (2)	(235)	(139)

Total segment operating profit	1,500	1,408	7%
Amortization	(242)	(236)

Operating profit	1,258	1,172	7%

(1)	Effective January 1, 2007, we re-aligned our operations around five segments. For informational purposes, this table presents the results of our businesses as they will be managed and presented in 2007. The North American Legal business and the International Legal and Regulatory business are presented as one segment, reflecting the manner in which the business will be managed. We had previously announced that results for these two segments would be reported separately.

(2)	Corporate and other includes THOMSONplus costs, corporate costs and certain costs associated with our stock-related incentive plans.

Detail of depreciation expense by segment:

	Twelve Months Ended
	December 31,
	2006	2005

Legal	189	173
Financial	179	177
Scientific	23	20
Tax & Accounting	22	20
Healthcare	16	14
Corporate and other	10	10

	439	414

QUARTERLY INFORMATION (UNAUDITED)
The following table presents a summary of our consolidated operating results for our eight most recent quarters.

	Quarter ended		Quarter ended		Quarter ended		Quarter ended
	March 31,		June 30,		September 30,		December 31,
(millions of U.S. dollars,
except per common share amounts)	2006	2005	2006	2005	2006	2005	2006	2005

Revenues	1,510	1,411	1,637	1,521	1,629	1,520	1,865	1,721
Operating profit	208	179	310	277	316	286	424	430
Earnings from continuing operations	204	106	200	256	209	142	306	158
Discontinued operations, net of tax	(67)	(33)	(27)	46	210	167	85	92

Net earnings	137	73	173	302	419	309	391	250
Dividends declared on preference shares	(1)	(1)	(2)	(1)	(1)	(1)	(1)	(1)

Earnings attributable to common shares	136	72	171	301	418	308	390	249

Basic earnings (loss) per common share
From continuing operations	$0.31	$0.16	$0.31	$0.39	$0.32	$0.22	$0.47	$0.24
From discontinued operations	(0.10)	(0.05)	(0.04)	0.07	0.33	0.25	0.14	0.14

	$0.21	$0.11	$0.27	$0.46	$0.65	$0.47	$0.61	$0.38

Diluted earnings (loss) per common share
From continuing operations	$0.31	$0.16	$0.31	$0.39	$0.32	$0.22	$0.47	$0.24
From discontinued operations	(0.10)	(0.05)	(0.05)	0.07	0.33	0.25	0.14	0.14

	$0.21	$0.11	$0.26	$0.46	$0.65	$0.47	$0.61	$0.38

With the pending divestiture of Thomson Learning, our results will become less seasonal than previously reported. However, in terms of revenues and profits, the first quarter will continue to be proportionately the smallest quarter for us and the fourth quarter will be our largest, as certain product releases are concentrated at the end of the year, particularly in the regulatory markets. Costs are incurred more evenly throughout the year. As a result, our operating margins will generally increase as the year progresses. In general, our year-over-year performance reflected increased operating profit driven by higher revenues from existing businesses and contributions from acquired businesses.
In the quarters ended June 30, 2005 and March 31, 2006, earnings from continuing operations and net earnings reflected the recognition of certain tax credits. In the quarter ended December 31, 2005, earnings from continuing operations and net earnings reflected a $125 million tax charge associated with repatriated profits.

FORWARD-LOOKING STATEMENTS
Certain information in this management’s discussion and analysis, particularly under the heading “Outlook,” are forward-looking statements that are not historical facts but reflect our current expectations regarding future results. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results or events to differ materially from current expectations are: actions of our competitors; failure to fully derive anticipated benefits from our acquisitions or complete dispositions; failures or disruptions of our electronic delivery systems or the Internet; failure to meet the special challenges involved in expansion of our operations outside North America; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to develop new products, services, applications and functionalities to meet our customers’ needs, attract new customers or expand into new geographic markets; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general economy; failure to recruit and retain high quality management and key employees; increased self-sufficiency of our customers; inadequate protection of our intellectual property rights; actions or potential actions that could be taken by our principal shareholder; failure to realize the anticipated cost savings and operating efficiencies from the THOMSONplus initiative; an increase in our effective income tax rate; and impairment of goodwill and identifiable intangible assets. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and the United States from time to time, including our annual information form, which is contained in our current annual report on Form 40-F. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.